EXHIBIT 21

Subsidiary Name	Organization
Smith Five, Inc	Delaware
Smith Four, Inc	Delaware
Smith One, Inc	Delaware
Smith Seven, Inc.	Delaware
Smith Six, Inc.	Delaware
Smith Three, Inc.	Delaware
Smith Two, Inc.	Delaware
Archstone-Smith Operating Trust	Maryland